

Mail Stop 3030

December 1, 2009

Mr. Michael J. Schuh
Chief Financial Officer
Sonosite, Inc.
21919 30th Drive S.E.
Bothell, Washington 98021

      Re: Sonosite, Inc.
              Form 10-K for the fiscal year ended December 31, 2007
              Filed March 17, 2008
              File No. 000-23791

Dear Mr. Schuh:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kevin L. Vaughn
              Accounting Branch Chief